UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 5, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

CV Therapeutics, Inc.

File No. 333-12675 and 0-21643 - CF#32601
_____

Gilead Sciences, Inc. (successor to CV Therapeutics, Inc.). submitted an application under Rule 406 and Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information CV Therapeutics, Inc. excluded from the Exhibits to a Form S-1 filed on September 25, 1996 and a 34 Act report on Form 10-Q filed on August 13, 1997.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.21	S-1	September 25, 1996	through June 19, 2020
10.22	S-1	September 25, 1996	through June 19, 2020
10.43	10-Q	August 13, 1997	through June 19, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary